Filed by Duke Energy Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-6
                                      Under the Securities Exchange Act of 1934

                                     Subject Company:  Duke Energy Holding Corp.
                                                 Commission File No. 333-126318


                            DUKE ENERGY CORPORATION
                            526 South Church Street
                        Charlotte, North Carolina 28202


February 14, 2006


Dear Duke Energy Shareholder:

We have previously sent to you proxy material for the special meeting of Duke Energy Corporation to be held on March 10, 2006. Your Board of Directors recommends that shareholders vote FOR the proposed merger with Cinergy Corp.

Since approval of the merger requires the affirmative vote of a majority of the outstanding shares, your vote is important. If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,



/s/ Paul M. Anderson
Paul M. Anderson
Chairman and Chief Executive Officer




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            If you have any questions, or need assistance in voting
                 your shares, please call our proxy solicitor,

                          INNISFREE M&A INCORPORATED
                         TOLL-FREE, at 1-877-825-8906.

      ==================================================================



                  Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a definitive joint proxy statement of Duke Energy and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement/prospectus as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke Energy's SEC filings are also available on Duke Energy's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

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                        Participants in the Solicitation

Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests in the solicitation, by securities, holdings or otherwise, is included in the joint proxy statement/prospectus included in Duke Energy Holding Corp.'s registration statement (Registration No. 333-126318).